From: Pangas, Harry S.
Sent: Wednesday, May 12, 2010 6:11 PM
To: ‘minored@sec.gov’
Subject: Fifth Street Finance Corp. — New Director Qualification and Other Disclosure Requirements
Hey Dominic,
As a follow up to our conversation, below please find FAQs issued by the SEC’s Division of Corporation Finance and Division of Investment Management that support our position that Fifth Street Finance Corp. does not need to comply with the new director qualification and other disclosure requirements until after its 2010 fiscal year. Importantly, please note that Fifth Street Finance Corp.’s fiscal year end is September 30 and, as a result, its 2009 fiscal year ended on September 30, 2009.
Division of Corporation Finance — Proxy Disclosure Enhancements Transition
Last Update: January 20, 2010
http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm
Question 3
Question: How does the February 28, 2010 effective date for the Regulation S-K amendments affect Securities Act and Exchange Act registration statements filed by a reporting issuer with a 2009 fiscal year that ends before December 20, 2009?
Answer: A reporting issuer with a 2009 fiscal year that ends before December 20, 2009 will not be required to comply with the Regulation S-K amendments until the filing of its Form 10-K for fiscal year 2010. As a result, any Securities Act or Exchange Act registration statements for such registrant filed before the 2010 Form 10-K is required to be filed would not be subject to the Regulation S-K amendments. [Dec. 22, 2009]
Division of Investment Management — Frequently Asked Questions About Proxy Disclosure Enhancements Transition for Registered Investment Companies
http://www.sec.gov/divisions/investment/guidance/icproxydisclosuretransition.htm
Question 1
Question: The Proxy Disclosure Enhancements Release amends Schedule 14A and Forms N-1A, N-2, and N-3 for funds, effective February 28, 2010. How does the effective date apply to an existing fund’s proxy statements and Investment Company Act and Securities Act registration statements and post-effective amendments to registration statements?
Answer: If an existing fund’s fiscal year ends on or after December 20, 2009, any Securities Act or Investment Company Act registration statement or post-effective amendment to an existing registration statement must comply with the form amendments if filed on or after February 28, 2010.
If an existing fund’s fiscal year ends on or after December 20, 2009, any proxy statement must be in compliance with the new proxy disclosure requirements if filed on or after February 28, 2010. If the fund is required to file a preliminary proxy statement and expects to file its definitive proxy statement on or after February 28, 2010, then the preliminary proxy statement must be in compliance with the new proxy disclosure requirements, even if filed before February 28, 2010.

If a fund’s fiscal year ends before December 20, 2009, the fund’s registration statements and post-effective amendments and its proxy statements will not be required to be in compliance with the new disclosure requirements unless they are filed after the end of the fund’s 2010 fiscal year, even if filed on or after February 28, 2010.
Thanks,
Harry
Harry Pangas | Partner
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0805 direct | 202.637.3593 facsimile
harry.pangas@sutherland.com | www.sutherland.com